UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     November 13, 2014

Financial Results

for the Six Months

ended September 30, 2014

- Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Page

Financial highlights for the Six Months ended September 30, 2014

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)
	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

Financial highlights for Six Months ended September 30, 2014

1. Income analysis

Consolidated				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2014	Change	Sep. 30, 2013
Consolidated gross profit	1	1,450,094	(59,880)	1,509,974
Net interest income	2	763,633	(16,645)	780,278
Trust fees	3	1,413	331	1,082
Net fees and commissions	4	461,469	(28,649)	490,118
Net trading income	5	84,369	(35,813)	120,182
Net other operating income	6	139,207	20,895	118,312
General and administrative expenses	7	(804,257)	(23,618)	(780,639)
Equity in earnings (losses) of affiliates	8	51	(8,054)	8,105
Consolidated net business profit	9	645,887	(91,553)	737,440
Total credit cost	10	88,801	49,165	39,636
Credit costs	11	(32,606)	13,353	(45,959)
Write-off of loans	12	(29,504)	10,499	(40,003)
Provision for reserve for possible loan losses	13	-	-	-
Others	14	(3,102)	2,853	(5,955)
Gains on reversal of reserve for possible loan losses	15	106,734	28,738	77,996
Recoveries of written-off claims	16	14,672	7,073	7,599
Gains (losses) on stocks	17	52,962	(7,473)	60,435
Other income (expenses)	18	(7,124)	(5,539)	(1,585)
Ordinary profit	19	780,526	(55,400)	835,926
Extraordinary gains (losses)	20	(2,521)	(730)	(1,791)
Gains (losses) on disposal of fixed assets	21	(1,328)	(1,187)	(141)
Losses on impairment of fixed assets	22	(1,047)	418	(1,465)
Income before income taxes and minority interests	23	778,005	(56,129)	834,134
Income taxes - current	24	(171,702)	13,683	(185,385)
Income taxes - deferred	25	(70,152)	4,502	(74,654)
Income before minority interests	26	536,150	(37,945)	574,095
Minority interests in net income	27	(56,602)	11,783	(68,385)
Net income	28	479,548	(26,161)	505,709
Notes	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.       Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.       SMFG changed the definition of “Consolidated net business profit” from the six months ended September 30, 2014. The figures for the six months ended September 30, 2013 have been adjusted retrospectively.

	Number of consolidated subsidiaries and affiliates
				Mar. 31, 2014
		Sep. 30, 2014	Change
Consolidated subsidiaries	29	323	(1)	324
Equity method affiliates	30	47	1	46

Sumitomo Mitsui Financial Group

SMBC non-consolidated		(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2014	Change	Sep. 30, 2013
Gross banking profit	1	827,758	5,905	821,853
Gross domestic profit	2	573,308	(24,069)	597,377
Net interest income	3	471,187	(20,087)	491,274
Trust fees	4	934	(104)	1,038
Net fees and commissions	5	91,393	(14,934)	106,327
Net trading income	6	1,681	2,224	(543)
Net other operating income	7	8,110	8,828	(718)
Gains (losses) on bonds	8	2,489	1,807	682
Gross international profit	9	254,450	29,975	224,475
Net interest income	10	115,751	36,076	79,675
Net fees and commissions	11	65,717	8,199	57,518
Net trading income	12	3,430	(22,605)	26,035
Net other operating income	13	69,550	8,304	61,246
Gains (losses) on bonds	14	26,388	20,792	5,596
Expenses (excluding non-recurring losses)	15	(386,888)	(18,274)	(368,614)
Personnel expenses	16	(152,004)	(11,339)	(140,665)
Non-personnel expenses	17	(212,217)	(3,143)	(209,074)
Taxes	18	(22,666)	(3,792)	(18,874)
Banking profit (before provision for general reserve for possible loan losses)	19	440,869	(12,370)	453,239
Gains (losses) on bonds	20	28,877	22,599	6,278
Provision for general reserve for possible loan losses	21	-	-	-
Banking profit	22	440,869	(12,370)	453,239
Non-recurring gains (losses)	23	151,586	81,263	70,323
Credit costs	24	(2,403)	(847)	(1,556)
Gains on reversal of reserve for possible loan losses	25	116,870	39,441	77,429
Recoveries of written-off claims	26	9,726	7,256	2,470
Gains (losses) on stocks	27	48,192	(28,292)	76,484
Other non-recurring gains (losses)	28	(20,799)	63,704	(84,503)
Ordinary profit	29	592,455	68,893	523,562
Extraordinary gains (losses)	30	(1,923)	(886)	(1,037)
Gains (losses) on disposal of fixed assets	31	(993)	(1,330)	337
Losses on impairment of fixed assets	32	(930)	444	(1,374)
Income before income taxes	33	590,532	68,007	522,525
Income taxes - current	34	(129,367)	(13,667)	(115,700)
Income taxes - deferred	35	(52,922)	23,688	(76,610)
Net income	36	408,241	78,027	330,214

Total credit cost (21+24+25+26)	37	124,193	45,851	78,342
Provision for general reserve for possible loan losses	38	99,664	51,868	47,796
Write-off of loans	39	(35)	364	(399)
Provision for specific reserve for possible loan losses	40	17,221	(13,181)	30,402
Losses on sales of delinquent loans	41	(2,367)	(1,210)	(1,157)
Provision for loan loss reserve for specific overseas countries	42	(15)	755	(770)
Recoveries of written-off claims	43	9,726	7,256	2,470

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Banking profit per employee / overhead ratio

SMBC non-consolidated		(Millions of yen, %)
	Six months ended Sep. 30, 2014		Six months ended Sep. 30, 2013
		Change
Banking profit (before provision for general reserve for possible loan losses)	440,869	(12,370)	453,239
Per employee (thousands of yen)	17,614	(1,737)	19,351

Overhead ratio	46.7	1.8	44.9

Notes	1.

Banking profit per employee is calculated based on the average number of employees during the period,

which includes executive officers (other than board members) and locally hired overseas staff; excludes temporary staff,

transferred staff to other companies and employees temporarily transferred from other companies.

	2.	Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2014		Six months ended Sep. 30, 2013
	Three months ended Jun. 30, 2014	Three months ended Sep. 30, 2014		Change
Yield on interest earning assets (A)			1.43	0.02	1.41
Interest earned on loans and bills discounted (C)	1.35	1.33	1.34	(0.10)	1.44
Interest earned on securities			1.78	0.29	1.49
Total cost of funding (including expenses) (B)			0.82	(0.05)	0.87
Cost of interest bearing liabilities			0.07	(0.02)	0.09
Interest paid on deposits, etc. (D)	0.03	0.03	0.03	(0.01)	0.04
Interest paid on other liabilities			0.16	(0.12)	0.28
Expense ratio			0.75	(0.03)	0.78
Overall interest spread (A) - (B)			0.61	0.07	0.54
Interest spread (C) - (D)	1.32	1.30	1.31	(0.09)	1.40

4. Gains (losses) on securities

SMBC non-consolidated		(Millions of yen)
	Six months ended Sep. 30, 2014		Six months ended Sep. 30, 2013
		Change
Gains (losses) on bonds	28,877	22,599	6,278
Gains on sales	31,176	1,247	29,929
Losses on sales	(2,293)	17,237	(19,530)
Gains on redemption	3	3	0
Losses on redemption	(8)	4,017	(4,025)
Losses on devaluation	-	95	(95)

Gains (losses) on stocks	48,192	(28,292)	76,484
Gains on sales	52,193	(29,225)	81,418
Losses on sales	(776)	715	(1,491)
Losses on devaluation	(3,224)	219	(3,443)

Sumitomo Mitsui Financial Group

5. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Sep. 30, 2014					Mar. 31, 2014
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity purpose	1	3,997,584	26,309	(7,488)	26,309	0	4,536,849	33,797
Other securities	2	22,551,034	1,738,641	333,649	1,831,069	92,427	22,866,288	1,404,992
Stocks	3	3,482,063	1,445,855	314,712	1,483,922	38,067	3,185,495	1,131,143
Bonds	4	11,296,540	53,390	(12,202)	61,492	8,102	12,897,704	65,592
Japanese government bonds	5	8,615,115	15,623	(6,831)	18,237	2,613	9,911,224	22,454
Others	6	7,772,430	239,396	31,141	285,653	46,257	6,783,089	208,255
Foreign bonds	7	4,987,279	(26,248)	863	11,280	37,529	4,304,903	(27,111)
Other money held in trust	8	7,889	-	-	-	-	23,120	-
Total	9	26,556,508	1,764,951	326,162	1,857,378	92,427	27,426,258	1,438,789
Stocks	10	3,482,063	1,445,855	314,712	1,483,922	38,067	3,185,495	1,131,143
Bonds	11	15,294,125	79,699	(19,689)	87,802	8,102	17,425,753	99,388
Others	12	7,780,319	239,396	31,139	285,653	46,257	6,815,009	208,257

SMBC non-consolidated							(Millions of yen)
		Sep. 30, 2014					Mar. 31, 2014
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity purpose	13	3,947,439	26,121	(6,994)	26,121	-	4,436,939	33,115
Stocks of subsidiaries and affiliates	14	3,191,241	(64,898)	7,523	10,586	75,484	3,148,478	(72,421)
Other securities	15	20,261,456	1,595,329	310,550	1,677,996	82,666	20,288,361	1,284,779
Stocks	16	3,396,817	1,402,320	293,230	1,437,651	35,330	3,118,385	1,109,090
Bonds	17	10,604,389	48,384	(11,609)	56,367	7,982	11,831,122	59,993
Japanese government bonds	18	8,285,467	13,940	(6,944)	16,553	2,612	9,491,777	20,884
Others	19	6,260,249	144,623	28,928	183,977	39,353	5,338,853	115,695
Foreign bonds	20	3,757,990	(20,804)	1,543	10,794	31,599	3,178,906	(22,347)
Other money held in trust	21	-	-	-	-	-	2,060	-
Total	22	27,400,138	1,556,552	311,078	1,714,704	158,151	27,875,841	1,245,474
Stocks	23	4,606,178	1,401,928	297,561	1,448,237	46,308	4,287,847	1,104,367
Bonds	24	14,551,829	74,506	(18,603)	82,488	7,982	16,268,062	93,109
Others	25	8,242,130	80,117	32,120	183,977	103,860	7,319,931	47,997

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the interim period. The rest of the securities are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of September 30, 2014 and March 31, 2014, are 21,863 million yen and 17,031 million yen, respectively, in the statements of income.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

6. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated									(Billions of yen)
	Sep. 30, 2014					Mar. 31, 2014

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	1,726.5	11,304.9	1,476.6	43.9	14,551.8	5,340.7	9,207.8	1,643.6	75.9	16,268.1
Japanese government bonds	1,426.0	9,742.4	966.6	-	12,135.0	4,689.1	7,733.0	1,400.8	-	13,822.9
Japanese local government bonds	41.7	1.2	0.5	0.0	43.4	12.4	33.9	0.5	0.0	46.8
Japanese corporate bonds	258.7	1,561.2	509.5	43.9	2,373.4	639.2	1,440.9	242.3	75.9	2,398.3

Others	1,032.0	1,694.8	1,056.1	515.8	4,298.7	766.9	1,920.5	552.2	384.1	3,623.7

Total	2,758.5	12,999.6	2,532.7	559.7	18,850.5	6,107.6	11,128.3	2,195.8	460.1	19,891.8

7. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated							(Billions of yen)
	Sep. 30, 2014				Mar. 31, 2014
			Net Assets (a) - (b)	Net deferred gains (losses)			Net Assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)

Interest rate swaps	147.5	101.9	45.6	(25.3)	99.0	75.9	23.1	(44.6)

Currency swaps	71.0	766.8	(695.8)	(41.7)	49.2	549.9	(500.6)	(48.8)

Others	1.3	0.6	0.7	(35.5)	0.4	0.2	0.2	7.4

Total	219.8	869.3	(649.5)	(102.5)	148.7	626.0	(477.3)	(86.1)

Notes	1.	Derivative transactions are valuated at fair value on the balance sheet.
	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Reference: Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

(Billions of yen)

	Sep. 30, 2014				Mar. 31, 2014

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	3,899.3	18,343.4	7,006.8	29,249.5	3,865.0	18,137.6	7,007.1	29,009.6
Receivable floating rate / payable fixed rate	932.8	6,776.5	6,980.3	14,689.6	652.1	8,229.1	6,842.0	15,723.1
Receivable floating rate / payable floating rate	10.4	-	-	10.4	10.4	-	-	10.4

Total	4,842.5	25,119.8	13,987.2	43,949.5	4,527.5	26,366.7	13,849.1	44,743.2

Sumitomo Mitsui Financial Group

8. Employee retirement benefits

Consolidated

(1) Projected benefit obligation

(Millions of yen)

		At the beginning of FY 3/2015		Mar. 31, 2014
			Variance*
Fair value of plan assets	(A)	1,163,834	-	1,163,834
Projected benefit obligation	(B)	1,036,587	(52,699)	1,089,286
Net surplus (deficit)	(A-B)	127,246	52,699	74,547
Net defined benefit asset		168,985	49,052	119,932
Net defined benefit liability		41,738	(3,646)	45,385

Measurements of defined benefit plans (before tax effect deduction)		115,051	-	115,051
	Unrecognized prior service cost (deductible from the obligation)	(1,146)	-	(1,146)
	Unrecognized net actuarial gain (loss)	116,198	-	116,198
* Variance arising from the revision of “Accounting Standard for Retirement Benefits.”
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2014		Six months ended Sep. 30, 2013
			Change
Retirement benefit expenses		23,131	(6,597)	29,728
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		At the beginning of FY 3/2015		Mar. 31, 2014
			Variance*
Projected benefit obligation	(A)	877,225	(50,032)	927,258
<Discount rate>		<1.29%>	<(0.21)%>	<1.50%>
Fair value of plan assets	(B)	1,039,514	-	1,039,514
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	276,648	50,032	226,615
Unrecognized prior service cost (deductible from the obligation)	(E)	-	-	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	114,360	-	114,360
* Variance arising from the revision of “Accounting Standard for Retirement Benefits.”
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2014		Six months ended Sep. 30, 2013
			Change
Retirement benefit expenses		16,243	(5,035)	21,278
Service cost		11,995	692	11,303
Interest cost on projected benefit obligation		5,658	(1,545)	7,203
Expected returns on plan assets		(15,573)	(1,392)	(14,181)
Amortization of unrecognized net actuarial gain (loss)		11,192	(5,389)	16,581
Others		2,970	2,599	371

Sumitomo Mitsui Financial Group

9.	Classification based on self-assessment and the Financial Reconstruction Act, and write-offs / reserves

*1	Includes amount of direct reduction totaling 207.8 billion yen.
*2	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards. (Bankrupt/Effectively bankrupt borrowers: 2.3 billion yen, Potentially bankrupt borrowers: 4.4 billion yen)
*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.6 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

10. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Sep. 30, 2014			Mar. 31, 2014

		Ratio			Ratio
	(a)		(a) - (b)	(b)
Bankrupt loans	40,195	0.0	594	39,601	0.1
Non-accrual loans	834,654	1.2	(42,671)	877,325	1.3
Past due loans (3 months or more)	20,867	0.0	6,188	14,679	0.0
Restructured loans	324,916	0.5	(64,173)	389,089	0.6
Total	1,220,633	1.7	(100,062)	1,320,695	1.9

Total loans (period-end balance)	70,560,645	100.0	2,332,957	68,227,688	100.0

Amount of direct reduction	397,035		(57,575)	454,610
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2014			Mar. 31, 2014

		Ratio			Ratio
	(a)		(a) - (b)	(b)
Bankrupt loans	32,957	0.1	3,130	29,827	0.0
Non-accrual loans	583,015	0.9	(31,663)	614,678	1.0
Past due loans (3 months or more)	7,516	0.0	996	6,520	0.0
Restructured loans	156,357	0.2	(29,837)	186,194	0.3
Total	779,846	1.2	(57,375)	837,221	1.3

Total loans (period-end balance)	65,778,476	100.0	2,407,798	63,370,678	100.0

Amount of direct reduction	187,525		(43,882)	231,407
11. Reserve for possible loan losses and reserve ratio

Consolidated				(Millions of yen, %)
	Sep. 30, 2014			Mar. 31, 2014

		Reserve Ratio			Reserve Ratio
	(a)		(a) - (b)	(b)
Reserve for possible loan losses	627,255	51.39	(120,281)	747,536	56.60
General reserve	371,939		(101,220)	473,159
Specific reserve	254,553		(19,076)	273,629
Loan loss reserve for specific overseas countries	763		16	747

Amount of direct reduction	445,154		(65,889)	511,043
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2014			Mar. 31, 2014

		Reserve Ratio	(a) - (b)		Reserve Ratio
	(a)			(b)
Reserve for possible loan losses	355,043	45.53	(117,505)	472,548	56.44
General reserve	217,124		(95,651)	312,775
Specific reserve	137,156		(21,869)	159,025
Loan loss reserve for specific overseas countries	763		16	747

Amount of direct reduction	207,752		(47,516)	255,268

Note:	Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

12. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)

	Sep. 30, 2014		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	178,202	(25,379)	203,581
Doubtful assets	746,236	(16,040)	762,276
Substandard loans	348,187	(59,286)	407,473
Total (A)	1,272,626	(100,704)	1,373,330
Normal assets	80,787,101	3,388,125	77,398,976
Total (B)	82,059,727	3,287,420	78,772,307
NPL ratio (A/B)	1.55	(0.19)	1.74

		(Millions of yen)
	Sep. 30, 2014		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Total coverage (C)	1,060,286	(89,687)	1,149,973
Reserve for possible loan losses (D)	268,167	(39,953)	308,120
Amount recoverable by guarantees, collateral and others (E)	792,118	(49,735)	841,853

			(%)
Coverage ratio (C) / (A)	83.31	(0.43)	83.74
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	111.53	(4.20)	115.73

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	55.81	(2.16)	57.97
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	130.54	(10.11)	140.65

SMBC non-consolidated		(Millions of yen, %)
	Sep. 30, 2014		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	101,638	(12,630)	114,268
Doubtful assets	558,248	(16,181)	574,429
Substandard loans	163,873	(28,842)	192,715
Total (A)	823,760	(57,653)	881,413
Normal assets	75,294,742	3,387,726	71,907,016
Total (B)	76,118,503	3,330,073	72,788,430
NPL ratio (A/B)	1.08	(0.13)	1.21

Amount of direct reduction	207,752	(47,516)	255,268

	Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Sep. 30, 2014		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Total coverage (C)	721,337	(59,085)	780,422
Reserve for possible loan losses* (D)	173,449	(39,512)	212,961
Amount recoverable by guarantees, collateral and others (E)	547,887	(19,574)	567,461
* Sum of general reserve for substandard loans and specific reserve
			(%)
Coverage ratio (C) / (A)	87.57	(0.97)	88.54
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	109.61	(8.38)	117.99
			(%)
Reserve ratio to unsecured assets (D) / (A - E)	62.87	(4.96)	67.83
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	128.70	(21.82)	150.52

Sumitomo Mitsui Financial Group

13. Results of off-balancing of NPLs

      SMBC non-consolidated

(Billions of yen)

	Sep. 30, 2014 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2014	Amount of off-balancing	Mar. 31, 2014 (b)
Bankrupt and quasi-bankrupt assets	101.6	(12.7)	12.6	(25.3)	114.3
Doubtful assets	558.3	(16.1)	64.3	(80.4)	574.4
Total	659.9	(28.8)	76.9	(105.7)	688.7

Result of measures connected to off-balancing (*1)	85.0				83.2

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(15.4)
	Reconstructive disposition			(14.6)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(14.1)
	Direct write-offs			51.4
	Others			(113.0)
		Collection / repayment, etc.		(84.9)
		Improvement in debtors’ performance		(28.1)
	Total			(105.7)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

*2	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by industry

(1) Loans and bills discounted, classified by industry

SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2014			Mar. 31, 2014
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	48,518,580	100.0	327,258	48,191,322	100.0
Manufacturing	5,672,148	11.7	95,410	5,576,738	11.6
Agriculture, forestry, fisheries and mining	130,206	0.3	(27,149)	157,355	0.3
Construction	703,428	1.5	130	703,298	1.5
Transportation, communications and public enterprises	4,304,103	8.9	(14,986)	4,319,089	9.0
Wholesale and retail	3,901,103	8.0	29,380	3,871,723	8.0
Finance and insurance	6,971,381	14.4	243,700	6,727,681	14.0
Real estate and goods rental and leasing	6,302,583	13.0	73,268	6,229,315	12.9
Various services	3,708,702	7.6	23,574	3,685,128	7.6
Municipalities	799,361	1.6	(223,456)	1,022,817	2.1
Others	16,025,560	33.0	127,385	15,898,175	33.0
Overseas offices and Japan offshore banking accounts	17,259,896	100.0	2,080,541	15,179,355	100.0
Public sector	46,868	0.3	1,254	45,614	0.3
Financial institutions	1,399,988	8.1	147,675	1,252,313	8.3
Commerce and industry	14,196,887	82.2	1,699,500	12,497,387	82.3
Others	1,616,152	9.4	232,112	1,384,040	9.1
Total	65,778,476	-	2,407,798	63,370,678	-

Risk-monitored loans				(Millions of yen, %)
	Sep. 30, 2014			Mar. 31, 2014
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	712,347	100.0	(74,625)	786,972	100.0
Manufacturing	103,042	14.5	(6,390)	109,432	13.9
Agriculture, forestry, fisheries and mining	4,810	0.7	3,709	1,101	0.1
Construction	42,867	6.0	(3,849)	46,716	5.9
Transportation, communications and public enterprises	93,472	13.1	(8,462)	101,934	13.0
Wholesale and retail	118,405	16.6	(13,561)	131,966	16.8
Finance and insurance	3,991	0.6	(1,534)	5,525	0.7
Real estate and goods rental and leasing	169,755	23.8	(31,415)	201,170	25.6
Various services	92,751	13.0	(14,540)	107,291	13.6
Municipalities	-	-	-	-	-
Others	83,250	11.7	1,418	81,832	10.4
Overseas offices and Japan offshore banking accounts	67,499	100.0	17,251	50,248	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	64,763	95.9	14,515	50,248	100.0
Others	2,736	4.1	2,736	-	-
Total	779,846	-	(57,375)	837,221	-

Sumitomo Mitsui Financial Group

(2)	NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

SMBC non-consolidated	(Millions of yen, %)
	Sep. 30, 2014			Mar. 31, 2014
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	755,721	68.3	(74,605)	830,326
Manufacturing	108,391	66.7	(6,380)	114,771

Agriculture, forestry, fisheries and mining	5,302	100.0	4,201	1,101

Construction	42,935	63.1	(3,846)	46,781

Transportation, communications and public enterprises	93,592	68.1	(8,613)	102,205

Wholesale and retail	122,400	60.9	(14,577)	136,977

Finance and insurance	4,726	96.1	(1,556)	6,282

Real estate and goods rental and leasing	199,809	66.0	(31,015)	230,824

Various services	93,672	64.9	(14,094)	107,766

Municipalities	-	-	-	-

Others	84,891	100.0	1,277	83,614
Overseas offices and Japan offshore banking accounts	68,039	40.6	16,952	51,087
Public sector	-	-	-	-

Financial institutions	-	-	-	-

Commerce and industry	65,303	39.5	14,216	51,087

Others	2,736	62.5	2,736	-
Total	823,760	62.9	(57,653)	881,413

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3)	Consumer loans outstanding

SMBC non-consolidated	(Millions of yen)
	Sep. 30, 2014		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Consumer loans	14,477,495	(244,738)	14,722,233
Housing loans	13,581,096	(260,292)	13,841,388
Self-residential purpose	10,913,508	(176,468)	11,089,976
Other consumer loans	896,398	15,554	880,844

(4)	Loans to small- and medium-sized enterprises, etc.

SMBC non-consolidated	(Millions of yen, %)
	Sep. 30, 2014		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Outstanding balance	32,935,368	(155,187)	33,090,555
Ratio to total loans	67.9	(0.8)	68.7
Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

15. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

	(Millions of yen, %)
	Sep. 30, 2014			Mar. 31, 2014
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	5,745,332	32.3	842,991	4,902,341	31.2
Indonesia	303,979	1.7	93,242	210,737	1.3
Thailand	679,060	3.8	70,216	608,844	3.9
Korea	361,860	2.0	31,156	330,704	2.1
Hong Kong	1,599,342	9.0	310,598	1,288,744	8.2
China	372,686	2.1	35,699	336,987	2.2
Singapore	1,149,660	6.5	185,777	963,883	6.1
India	440,404	2.5	(16,509)	456,913	2.9
Others	838,341	4.7	132,812	705,529	4.5
Oceania	1,265,170	7.1	136,195	1,128,975	7.2
Australia	1,153,125	6.5	136,899	1,016,226	6.5
Others	112,045	0.6	(704)	112,749	0.7
North America	5,077,033	28.6	647,039	4,429,994	28.2
Central and South America	1,423,399	8.0	137,371	1,286,028	8.2
Brazil	230,001	1.3	58,489	171,512	1.1
Panama	567,529	3.2	(12,643)	580,172	3.7
Others	625,869	3.5	91,525	534,344	3.4
Western Europe	2,809,525	15.8	286,170	2,523,355	16.0
Eastern Europe	586,088	3.3	(48,835)	634,923	4.0
Russia	536,614	3.0	(27,220)	563,834	3.6
Others	49,474	0.3	(21,615)	71,089	0.4
Others	872,161	4.9	50,700	821,461	5.2
Total	17,778,708	100.0	2,051,631	15,727,077	100.0
Note: Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2014			Mar. 31, 2014
	(a)	Reserve ratio	(a) - (b)	(b)
Overseas offices and Japan offshore banking accounts	68,039	40.6	16,952	51,087
Asia	2,195	62.5	(18)	2,213
Oceania	-	-	-	-
North America	8,233	63.5	6,086	2,147
Central and South America	10,063	66.8	4,107	5,956
Western Europe	16,961	30.9	13,667	3,294
Eastern Europe	-	-	-	-
Others	30,585	40.7	(6,890)	37,475

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio
		= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

16. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	Six months ended Sep. 30, 2014 (a)		Six months ended Sep. 30, 2013 (b)	FY3/2014
		(a) - (b)
Deposits	81,865,041	3,080,037	78,785,004	80,078,521
Domestic units	69,368,318	949,825	68,418,493	68,817,306
Loans	64,294,113	3,922,450	60,371,663	61,955,462
Domestic units	45,058,129	(29,517)	45,087,646	45,370,735
Note: Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits, classified by type of depositor
(Millions of yen)
	Sep. 30, 2014 (a)		Mar. 31, 2014 (b)	Sep. 30, 2013
		(a) - (b)
Deposits	85,496,463	1,359,124	84,137,339	81,241,588
Domestic deposits	74,260,446	(392,608)	74,653,054	72,844,285
Individuals	40,867,047	707,468	40,159,579	39,632,637
Corporates	33,393,399	(1,100,076)	34,493,475	33,211,648
Note: Deposits do not include negotiable certificates of deposit. Domestic deposits exclude Japan offshore banking accounts.

Reference:				(Billions of yen)
	Sep. 30, 2014 (a)		Mar. 31, 2014 (b)	Sep. 30, 2013
		(a) - (b)
Balance of investment trusts	3,133.1	(113.1)	3,246.2	3,008.9
Balance to individuals	2,757.5	(135.9)	2,893.4	2,657.2
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

				(Billions of yen)
	Six months ended Sep. 30, 2014 (a)		Six months ended Sep. 30, 2013 (b)	FY3/2014
		(a) - (b)
Sales of investment trusts to individuals	348.3	(229.5)	577.8	1,219.1

Sales of pension-type insurance to individuals	91.0	47.1	43.9	118.9

Sumitomo Mitsui Financial Group

17. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated
			Sep. 30, 2014	Change from Mar. 31, 2014	Mar. 31, 2014
(a) Total deferred tax assets	(b-c)	1	288.0	(84.7)	372.7
(b) Subtotal of deferred tax assets		2	643.9	(89.9)	733.8
Reserve for possible loan losses and write-off of loans		3	168.4	(52.3)	220.7
Taxable write-off of securities		4	296.5	(3.9)	300.4
Others		5	179.0	(33.7)	212.7
(c) Valuation allowance		6	355.9	(5.2)	361.1
(d) Total deferred tax liabilities		7	501.6	99.2	402.4
Net unrealized gains on other securities		8	444.6	102.0	342.6
Others		9	57.0	(2.8)	59.8
Net deferred tax assets	(a-d)	10	(213.6)	(183.9)	(29.7)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(421.8)	(113.9)	(307.9)
Others		12	208.2	(70.0)	278.2

SMBC recognized deferred tax assets pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA (*). SMBC is considered to be a company showing stable financial performance, which is classified under examples (2).

(*)JICPA Auditing Committee Report No.66

    “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”

Reference: Income of final return before deducting operating loss carryforwards for the last 3 years

(Billions of yen)

	FY3/2012	FY3/2013	FY3/2014	1H, FY3/2015
Income of final return before deducting operating loss carryforwards	310.3	658.4	501.8	349.1

  Note:    The figure for 1H, FY3/2015 was estimated in interim closing.

Sumitomo Mitsui Financial Group

18. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated		(Billions of yen, %)
	Sep. 30, 2014 [Preliminary]		Mar. 31, 2014
	(a)	(a) - (b)	(b)
(1) Total capital ratio (4) / (7)	15.98	0.47	15.51

(2) Tier 1 capital ratio (5) / (7)	12.29	0.10	12.19

(3) Common equity Tier 1 capital ratio (6) / (7)	10.80	0.17	10.63

(4) Total capital	10,343.0	781.5	9,561.4

(5) Tier 1 capital	7,957.3	443.0	7,514.3

(6) Common equity Tier 1 capital	6,989.4	438.6	6,550.8

(7) Risk weighted assets	64,713.5	3,090.2	61,623.3

(8) Required capital (7) X 8%	5,177.1	247.2	4,929.9

SMBC consolidated
(1) Total capital ratio	17.35	0.27	17.08

(2) Tier 1 capital ratio	13.32	(0.11)	13.43

(3) Common equity Tier 1 capital ratio	12.22	(0.05)	12.27

SMBC non-consolidated
(1) Total capital ratio	18.66	0.36	18.30

(2) Tier 1 capital ratio	13.92	(0.10)	14.02

(3) Common equity Tier 1 capital ratio	12.47	—	12.47

19. ROE
Consolidated				(%)
	Six months ended Sep. 30, 2014		Six months ended Sep. 30, 2013	FY3/2014
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	14.4	(2.7)	17.1	13.8

Note:
ROE (denominator: Total stockholders’ equity)	=	(Net income) X (Number of days in a year (365 days)) / (Number of days in the period (183 days (365 days)))	X	100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

20. Earnings targets and dividends forecast for FY3/2015

(1) Earnings targets

Consolidated	(Billions of yen)
	FY3/2015		FY3/2014
		Change	Result
Ordinary profit	1,200.0	(232.3)	1,432.3
Net income	700.0	(135.4)	835.4

Reference:
SMBC non-consolidated	(Billions of yen)
	FY3/2015		FY3/2014
		Change	Result
Gross banking profit	1,540.0	(18.1)	1,558.1
Expenses	(790.0)	(44.3)	(745.7)
Banking profit (before provision for general reserve for possible loan losses)	750.0	(62.4)	812.4
Total credit cost	50.0	(73.9)	123.9
Ordinary profit	800.0	(152.5)	952.5
Net income	530.0	(75.3)	605.3

(2) Dividends forecast			(Yen)
	FY3/2015		FY3/2014
	Interim	Annual	Result
Dividend per share for common stock	60	130	120

Reference:		(Billions of yen)
	FY3/2015		FY3/2014
	Interim	Annual	Result
Total dividend	84.6	183.3	169.2

Sumitomo Mitsui Financial Group

Reference 1: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated			(Millions of yen)
	September 30, 2014 (A)	March 31, 2014 (B)	Change (A-B)
Assets
Cash and due from banks	33,802,357	30,133,257	3,669,100
Call loans	618,406	557,619	60,787
Receivables under resale agreements	393,134	455,595	(62,461)
Receivables under securities borrowing transactions	797,509	643,127	154,382
Bills bought	19,710	20,091	(381)
Monetary claims bought	1,019,274	873,331	145,943
Trading assets	3,791,827	3,220,669	571,158
Money held in trust	-	2,060	(2,060)
Securities	26,763,465	27,317,549	(554,084)
Loans and bills discounted	65,778,476	63,370,678	2,407,798
Foreign exchanges	2,016,288	1,698,141	318,147
Other assets	1,923,243	1,298,327	624,916
Tangible fixed assets	778,966	753,279	25,687
Intangible fixed assets	193,659	182,351	11,308
Prepaid pension cost	285,800	226,615	59,185
Customers’ liabilities for acceptances and guarantees	6,314,286	5,767,068	547,218
Reserve for possible loan losses	(355,043)	(472,548)	117,505
Reserve for possible losses on investments	(77,251)	(80,785)	3,534
Total assets	144,064,112	135,966,434	8,097,678
Liabilities
Deposits	85,496,463	84,137,339	1,359,124
Negotiable certificates of deposit	14,974,230	14,020,505	953,725
Call money	3,351,288	3,265,929	85,359
Payables under repurchase agreements	723,892	1,126,120	(402,228)
Payables under securities lending transactions	4,580,117	3,390,533	1,189,584
Commercial paper	2,028,604	1,806,866	221,738
Trading liabilities	2,740,084	2,400,057	340,027
Borrowed money	7,058,826	5,091,006	1,967,820
Foreign exchanges	635,576	490,873	144,703
Short-term bonds	25,000	25,000	-
Bonds	4,572,916	4,501,843	71,073
Due to trust account	770,114	698,953	71,161
Other liabilities	3,144,838	2,071,738	1,073,100
Reserve for employee bonuses	12,777	12,112	665
Reserve for executive bonuses	-	610	(610)
Reserve for point service program	793	1,338	(545)
Reserve for reimbursement of deposits	10,354	13,650	(3,296)
Deferred tax liabilities	213,636	29,744	183,892
Deferred tax liabilities for land revaluation	37,778	37,782	(4)
Acceptances and guarantees	6,314,286	5,767,068	547,218
Total liabilities	136,691,578	128,889,073	7,802,505
Net assets
Capital stock	1,770,996	1,770,996	-
Capital surplus	2,481,273	2,481,273	-
Capital reserve	1,771,043	1,771,043	-
Other capital surplus	710,229	710,229	-
Retained earnings	2,256,957	2,137,235	119,722
Other retained earnings	2,256,957	2,137,235	119,722
Voluntary reserve for retirement allowances	1,656	1,656	-
Voluntary reserve	219,845	219,845	-
Retained earnings brought forward	2,035,456	1,915,734	119,722
Treasury stock	(210,003)	(210,003)	-
Total stockholders’ equity	6,299,224	6,179,502	119,722

Net unrealized gains (losses) on other securities	1,128,860	926,836	202,024
Net deferred gains (losses) on hedges	(79,723)	(53,158)	(26,565)
Land revaluation excess	24,171	24,180	(9)
Total valuation and translation adjustments	1,073,309	897,858	175,451
Total net assets	7,372,534	7,077,360	295,174
Total liabilities and net assets	144,064,112	135,966,434	8,097,678
Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)

	Six months ended Sep. 30, 2014 (A)	Six months ended Sep. 30, 2013 (B)	Change (A-B)
Ordinary income	1,264,890	1,249,385	15,505
Interest income	743,749	721,908	21,841
Interest on loans and discounts	482,034	466,005	16,029
Interest and dividends on securities	210,922	215,827	(4,905)
Trust fees	949	1,052	(103)
Fees and commissions	242,778	244,556	(1,778)
Trading income	5,112	26,156	(21,044)
Other operating income	87,302	89,348	(2,046)
Other income	184,998	166,362	18,636
Ordinary expenses	672,434	725,822	(53,388)
Interest expenses	156,810	150,960	5,850
Interest on deposits	33,217	31,198	2,019
Fees and commissions payments	85,682	80,724	4,958
Trading losses	-	664	(664)
Other operating expenses	9,641	28,820	(19,179)
General and administrative expenses	401,350	385,907	15,443
Other expenses	18,950	78,744	(59,794)
Ordinary profit	592,455	523,562	68,893
Extraordinary gains	103	1,175	(1,072)
Extraordinary losses	2,027	2,212	(185)
Income before income taxes	590,532	522,525	68,007
Income taxes - current	129,367	115,700	13,667
Income taxes - deferred	52,922	76,610	(23,688)
Total income taxes	182,290	192,310	(10,020)
Net income	408,241	330,214	78,027

  Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2014	(Millions of yen)

		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,915,734	(210,003)	6,179,502
Cumulative effects of changes in accounting policies						32,236		32,236
Restated balance	1,770,996	1,771,043	710,229	1,656	219,845	1,947,970	(210,003)	6,211,738
Changes in the period
Cash dividends						(320,763)		(320,763)
Net income						408,241		408,241
Reversal of land revaluation excess						8		8
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	87,486	-	87,486
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	2,035,456	(210,003)	6,299,224

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	926,836	(53,158)	24,180	897,858	7,077,360
Cumulative effects of changes in accounting policies					32,236
Restated balance	926,836	(53,158)	24,180	897,858	7,109,597
Changes in the period
Cash dividends					(320,763)
Net income					408,241
Reversal of land revaluation excess					8
Net changes in items other than stockholders’ equity in the period	202,024	(26,564)	(8)	175,451	175,451
Net changes in the period	202,024	(26,564)	(8)	175,451	262,937
Balance at the end of the period	1,128,860	(79,723)	24,171	1,073,309	7,372,534

  Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

4. Market value information on securities

  SMBC non-consolidated

[1] Securities

In addition to “Securities” stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought” are included in the amounts below.

(1) Bonds classified as held-to-maturity
			(Millions of yen)
	Type	Sep. 30, 2014
		Balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds whose fair value is above the balance sheet amount	Japanese government bonds	3,849,580	3,874,874	25,294
	Japanese local government bonds	39,187	39,532	344
	Japanese corporate bonds	58,671	59,154	482
	Subtotal	3,947,439	3,973,561	26,121
Bonds whose fair value is below the balance sheet amount	Japanese government bonds	-	-	-
	Japanese local government bonds	-	-	-
	Japanese corporate bonds	-	-	-
	Subtotal	-	-	-
	Total	3,947,439	3,973,561	26,121

(2) Investments in subsidiaries and affiliates
		(Millions of yen)
		Sep. 30, 2014
	Balance sheet amount	Fair value	Net unrealized gains (losses)
Stocks of subsidiaries	60,577	51,589	(8,988)
Stocks of affiliates	182,681	126,771	(55,910)
Total	243,259	178,361	(64,898)

Note: Stocks of subsidiaries and affiliates whose fair value is extremely difficult to determine and the amounts of which are not included in the table above are as follows.
	(Millions of yen)
	Balance sheet amount
Stocks of subsidiaries	2,754,421
Stocks of affiliates	171,760
Others	21,800
Total	2,947,982

(3) Other securities
			(Millions of yen)
		Type	Sep. 30, 2014
			Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Securities whose balance sheet amount is above the acquisition cost		Stocks	2,999,676	1,562,025	1,437,651
		Bonds	9,218,834	9,162,467	56,367
		Japanese government bonds	7,168,543	7,151,990	16,553
		Japanese local government bonds	4,202	4,125	76
		Japanese corporate bonds	2,046,088	2,006,351	39,737
		Others	3,492,199	3,308,221	183,977
		Subtotal	15,710,710	14,032,714	1,677,996
Securities whose balance sheet amount is below the acquisition cost		Stocks	218,360	253,690	(35,330)
		Bonds	1,385,554	1,393,537	(7,982)
		Japanese government bonds	1,116,924	1,119,537	(2,612)
		Japanese local government bonds	-	-	-
		Japanese corporate bonds	268,630	273,999	(5,369)
		Others	2,420,777	2,460,131	(39,353)
		Subtotal	4,024,692	4,107,358	(82,666)
		Total	19,735,402	18,140,073	1,595,329
Notes	1.	Net unrealized gains (losses) on Other securities shown above include gains of 21,863 million yen that are recognized in the statement of income by applying fair value hedge accounting.

	2.	Securities whose fair value is extremely difficult to determine and the amounts of which are not included in the table above are as follows.

(Millions of yen)
Balance sheet amount
Stocks	178,781
Others	347,272
Total	526,053

Sumitomo Mitsui Financial Group

(4) Write-down of securities

Securities other than those classified as trading purpose (excluding securities whose fair value is extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered recoverable. The fair value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss for this period. Valuation loss for this period is 1,451 million yen. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers	Fair value is lower than acquisition cost.
Issuers requiring caution	Fair value is 30% or more lower than acquisition cost.
Normal issuers	Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

[2] Money held in trust

   Other money held in trust (Other than classified as trading or held-to-maturity purpose)

SMBC non-consolidated				(Millions of yen)
Sep. 30, 2014
	Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
				of which whose balance sheet amount is above the acquisition cost	of which whose balance sheet amount is below the acquisition cost
Other money held in trust	-	-	-	-	-

Reference 2: Exposure to securitized products
1. Securitized products	Managerial accounting basis

Consolidated								(Billions of yen)
	Sep. 30, 2014						Mar 31, 2014
	Balances (after provisions and write- offs)				Net unrealized gains/losses (after write- offs)		Balances (after provisions and write- offs)		Net unrealized gains/losses (after write- offs)
								Overseas
		Change from Mar. 2014	Overseas	Change from Mar. 2014		Change from Mar. 2014
Cards, etc.	163.9	16.7	160.3	21.2	0.2	(0.9)	147.2	139.1	1.0
CLO	15.9	15.3	15.9	15.3	2.1	0.1	0.6	0.6	2.0
CMBS	9.8	0.6	9.8	0.6	0.5	(0.0)	9.3	9.3	0.5
RMBS, etc.	22.4	(1.8)	22.4	(1.8)	0.1	(0.0)	24.2	24.2	0.2
Total	212.0	30.7	208.4	35.3	2.8	(0.8)	181.3	173.1	3.7

Notes	1.	Balance of ABCP is 0.

	2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

2. Leveraged loans

Consolidated	(Billions of yen)

	Sep. 30, 2014				Mar 31, 2014
			Undrawn commitments			Undrawn commitments
	Loans	Change from Mar. 2014		Change from Mar. 2014	Loans
Europe	132.0	(13.5)	20.5	(1.8)	145.5	22.3
Japan	272.2	(4.0)	25.0	(0.2)	276.2	25.3
United States	138.3	14.4	83.4	(24.5)	123.9	108.0
Asia (ex. Japan)	62.1	4.7	4.4	(0.4)	57.4	4.8
Total	604.6	1.6	133.4	(26.9)	603.0	160.4